Exhibit 99.1

Scheme Meetings

Nova Minerals Limited (Nova Minerals or the Company) (ASX: NVA, NASDAQ: NVA, NVAWW OTC: NVAAF, FSE: QM3) wishes to remind investors that the meeting of Shareholders (Share Scheme Meeting) and the meeting of Listed Warrantholders (Warrant Scheme Meeting) will be held on Friday, 29 May 2026, in person at the offices of Ashurst Australia at Level 8, 39 Martin Place, Sydney, New South Wales, Australia 2000, and online via the Automic Investor Portal (investor.automic.com.au) for the Share Scheme Meeting and via the link www.virtualshareholdermeeting.com/NVA2026 for the Warrant Scheme Meeting.

The Share Scheme Meeting will commence at 10:00am (Sydney time) and the Warrant Scheme Meeting will commence at the later of 10:30am (Sydney time) and the conclusion of the Share Scheme Meeting.

Shareholders registered as at 7:00pm (Sydney time) on Wednesday, 27 May 2026 will be eligible to vote at the Share Scheme Meeting. Holders of Listed Warrants as at 7:00pm (Sydney time) on Thursday, 21 May 2026 will be eligible to vote at the Warrant Scheme Meeting. Bank New York Mellon acting as Depositary has set the record date for the ADS Holders’ entitlement to vote at the Share Scheme Meeting as 13 May 2026.

All holders of Listed Warrants are encouraged to vote by attending the Warrant Scheme Meeting online or in person or by attorney or corporate representative, or alternatively by completing and ensuring the proxy form accompanying the Scheme Booklet is received by no later than 10:00am (Sydney time) on Thursday, 21 May 2026. All Shareholders are encouraged to vote by attending the Share Scheme Meeting in person or by attorney or corporate representative, or alternatively by completing and ensuring the proxy form accompanying the Scheme Booklet is received by no later than 10:00am (Sydney time) on Wednesday, 27 May 2026.

Shareholders and Listed Warrantholders are also advised that the notice of meeting for the Scheme Meetings are set out in Annexure H and Annexure I of the Scheme Booklet, respectively. These notices provide further details regarding the process for voting on the resolution to be considered at each Scheme Meeting.

Independent Expert’s Report and Directors’ Recommendation

The Scheme Booklet includes a copy of the Independent Expert Report prepared by RSM Corporate Australia Pty Ltd (ABN 82 050 508 024) (Independent Expert), which concludes that the Share Scheme is in the best interests of Shareholders and the Warrant Scheme is in the best interests of Listed Warrantholders. The conclusion of the Independent Expert should be read in the context of the full Independent Expert’s report (which is included at Annexure A of the Scheme Booklet) and the Scheme Booklet.

Main Operations Whiskey Bravo Airstrip Matanuska-Susitna Borough, Alaska, USA 1150 S Colony Way Suite 3-440, Palmer, AK 99645	Corporate Suite 5, 242 Hawthorn Road, Caulfield, VICTORIA 3161, Australia Phone +61 3 9537 1238	www.novaminerals.com.au info@novaminerals.com.au ACN 006 690 348 NASDAQ: NVA | ASX: NVA

The Directors of Nova Minerals continue to unanimously recommend that:

●	Shareholders vote in favour of the Share Scheme at the Share Scheme Meeting, subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interests of Shareholders; and

●	Listed Warrantholders vote in favour of the Warrant Scheme at the Warrant Scheme Meeting, subject to the Independent Expert continuing to conclude that the Warrant Scheme is in the best interests of the Listed Warrantholders.

Subject to those same qualifications, each Director of Nova Minerals intends to vote, or cause to be voted, all Nova Minerals shares or Nova Minerals listed warrants held or controlled by them at the time of the Scheme Meetings in favour of the Share Scheme and Warrant Scheme (as applicable).

Further Information

Nova Minerals encourages Shareholders, ADS Holders and Listed Warrantholders to read the Scheme Booklet in its entirety, including the materials accompanying it, before deciding whether to vote in favour of the Schemes.

If you require further information or have questions about the Schemes or the Scheme Booklet, please contact the Information Line on 1300 103 392 (within Australia) or +61 2 9068 1925 (outside Australia) Monday to Friday between 8:30 am and 7:00 pm (Sydney time).

This announcement has been authorised for release by the Board of Directors.

For further information regarding Nova Minerals Limited please visit the Company’s website (www.novaminerals.com.au).

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Annalise Batchelor Investor Relations and Media E: annalise.batchelor@sodali.com M: + 61 432 312 807	Cameron Gilenko Investor Relations and Media E: cameron.gilenko@sodali.com M: +61 466 984 943

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a U.S. domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralised trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Nova Minerals Limited | ASX Announcement	2